Extraordinary General Stockholders’ Meeng Final Detailed Voting Map According to CVM Resolution No. 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final detailed voting map related to the consolidation of remote voting instructions and of the votes casted at the Extraordinary General Stockholders’ Meeting (“Meeting”), held exclusively online, on April 28, 2026, at 11:10 a.m, for each item of the matters submitted for resolution at the Meeting, as presented below. São Paulo - SP, April 28, 2026. Gustavo Lopes Rodrigues Investor Relations Officer

1 2 3 4 5 6 7 8 61.544*** 10,042,773 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 08.075*** 98,524 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 17.239*** 708,335 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 63.614*** 41,740 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 53.557*** 611,577 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 121.14*** 157 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 314.94*** 2 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 348.86*** 679 Rej. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 040.28*** 247 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 171.30*** 41 Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. 090.64*** 5 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 899.00*** 1,133 Ap. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 028.43*** 15 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 435.42*** 1 Ap. Ap. Ap. Ap. Ap. Rej. Ap. Abs. 175.60*** 33 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 077.38*** 344 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 371.09*** 170 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 622.36*** 15 Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. 53.780*** 29,712 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 011.36*** 14 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 091.23*** 396 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 451.88*** 2 Ap. Abs. Ap. Ap. Rej. Abs. Rej. Ap. 038.54*** 68 Abs. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 281.96*** 849 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 768.78*** 721 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 680.77*** 1,257 Ap. Ap. Abs. Ap. Ap. Ap. Abs. Abs. 37.806*** 2,214 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 064.80*** 1,996 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 22.292*** 78,692 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.628*** 18,128 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 58.392*** 26,059 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 56.029*** 7,416 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 52.150*** 37,286 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 42.592*** 71,173 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 49.962*** 43,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.642*** 278,944 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 53.922*** 126,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 61.244*** 133,000 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 27.386*** 214,703 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 53.824*** 38,625 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 52.950*** 56,753 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 53.922*** 32,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.890*** 10,310 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 53.922*** 516,306 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.484*** 1,074,576 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 40.922*** 137,406 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 39.332*** 305,598 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 24.528*** 20,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 27.165*** 33,310 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 14.693*** 358,707 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 51.396*** 59,266 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 64.075*** 279,539 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 35.595*** 57,412 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 926.43*** 206 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.106*** 7,591 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 10.418*** 38,940 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 52.203*** 1,970 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 08.973*** 15,642 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 11.052*** 6,854 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.516*** 22,401 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.345*** 45,100 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 33.541*** 60,842 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 024.49*** 249 Abs. Rej. Abs. Abs. Abs. Abs. Abs. Abs. 298.18*** 13 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 524.43*** 6 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 97.539*** 19,527 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 97.539*** 601,014 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.479*** 963,393 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Final Detailed Voting Map of the Extraordinary General Stockholders' Meeting held on April 28, 2026 CPF/CNPJ Balance of Common Shares Deliberations

08.840*** 1,379,234 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 774.97*** 39 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 196.95*** 226 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.140*** 64,894 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.286*** 139,359 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.418*** 230,565 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 399.40*** 113 Ap. Ap. Ap. Ap. Ap. Abs. Rej. Ap. 144.72*** 300 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 42.868*** 39,247 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 26.784*** 1,571 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 003.38*** 113 Ap. Ap. Ap. Ap. Ap. Rej. Rej. Rej. 047.15*** 23 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 22.954*** 74,310 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 12.120*** 43,527 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 076.93*** 5 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 025.39*** 13 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 062.86*** 13 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 035.69*** 3,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 310.93*** 47 Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. 055.20*** 3 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 30.254*** 4,425 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 324.99*** 169 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.506*** 33,887 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 022.28*** 2,152 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 064.70*** 1,500 Ap. Ap. Ap. Ap. Abs. Abs. Ap. Ap. 102.22*** 39 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 088.98*** 10 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 373.63*** 100 Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. 757.67*** 906 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 463.90*** 20 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 002.25*** 271 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 229.93*** 51 Abs. Rej. Abs. Abs. Ap. Abs. Abs. Abs. 366.52*** 35 Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. 50.221*** 41,241 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 832.03*** 268 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 386.68*** 79 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 379.33*** 557 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 306.25*** 8 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 050.90*** 100 Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. 351.31*** 39 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 186.82*** 750 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 034.85*** 20 Abs. Ap. Ap. Ap. Ap. Rej. Rej. Rej. 539.00*** 203 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 656.21*** 60 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 341.12*** 8,458 Abs. Abs. Abs. Abs. Abs. Ap. Abs. Ap. 28.979*** 1,312 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 28.394*** 141,731 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 28.990*** 580,800 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.577*** 67,469 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 392.50*** 279 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 20.813*** 196,485 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 050.38*** 1 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 402.29*** 154 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 54.711*** 224,770 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 34.825*** 5,618 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 48.820*** 8,475 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 395.23*** 54 Ap. Ap. Ap. Ap. Ap. Ap. Abs. Abs. 258.80*** 1,923 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 671.12*** 143 Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. 023.95*** 1,130 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 356.24*** 129 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.106*** 86,520 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 11.390*** 27,767 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.222*** 1,079,827 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 43.533*** 89,058 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 44.700*** 42,877 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 613.02*** 11 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 785.11*** 22 Ap. Ap. Ap. Abs. Ap. Abs. Ap. Ap. 068.41*** 33 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 112.02*** 11 Ap. Ap. Ap. Rej. Ap. Abs. Rej. Abs. 243.99*** 300 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 48.778*** 26,955 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 46.629*** 1,162,870 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.604*** 30,918 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 15.585*** 24,224 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 45.528*** 107,079 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 14.809*** 2,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 14.494*** 7,531 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 087.01*** 1 Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej.

015.21*** 72 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 191.19*** 5,000 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 345.26*** 8 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 006.83*** 3,965 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 266.63*** 113 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 107.69*** 43 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 921.48*** 100 Ap. Ap. Ap. Ap. Rej. Ap. Rej. Ap. 017.12*** 116 Ap. Rej. Ap. Ap. Ap. Ap. Ap. Ap. 849.66*** 60 Ap. Ap. Ap. Abs. Ap. Ap. Abs. Ap. 493.05*** 164 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 454.43*** 32 Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. 013.43*** 400 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 013.23*** 148 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 048.83*** 8 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 220.80*** 113 Abs. Abs. Abs. Ap. Ap. Ap. Ap. Ap. 012.65*** 1,032 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 074.63*** 20 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 39.930*** 310,019 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 991.69*** 2,111 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 547.14*** 1,133 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 072.26*** 25 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 864.95*** 412 Ap. Ap. Ap. Ap. Ap. Abs. Abs. Abs. 934.52*** 11 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 950.24*** 172 Abs. Abs. Abs. Abs. Ap. Ap. Rej. Ap. 947.71*** 35 Ap. Ap. Abs. Abs. Ap. Ap. Abs. Abs. 811.20*** 25 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 21.881*** 42,812 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 29.264*** 3,400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 44.602*** 33,810 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 12.094*** 196,524 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 20.849*** 19,471 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.470*** 82,369 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.479*** 1,429,044 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 26.160*** 17,448 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 124.36*** 16 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 459.04*** 22 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 165.16*** 40 Ap. Ap. Abs. Ap. Ap. Ap. Abs. Ap. 015.21*** 58 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 38.949*** 6,206 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 034.45*** 103 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.839*** 37,671 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 116.80*** 246 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 513.70*** 113 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 785.24*** 24 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 981.74*** 2 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 390.30*** 15 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 33.580*** 31,824 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 098.45*** 226 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 204.62*** 793 Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. 44.216*** 65,900 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 08.579*** 48,832 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 832.51*** 375 Ap. Ap. Ap. Ap. Ap. Ap. Abs. Ap. 05.839*** 1,226,699 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 076.64*** 411 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.479*** 97,850 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 210.50*** 339 Ap. Ap. Ap. Abs. Abs. Ap. Abs. Ap. 042.18*** 103 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 236.55*** 2 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 044.10*** 72 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Abs. 235.63*** 3,701 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 358.05*** 13 Abs. Abs. Abs. Abs. Abs. Abs. Ap. Abs. 457.01*** 901 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 018.90*** 16 Ap. Ap. Ap. Ap. Ap. Rej. Rej. Rej. 49.058*** 8,770 Abs. Abs. Rej. Rej. Rej. Rej. Rej. Abs. 45.226*** 224,656 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 042.14*** 328 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.839*** 73,191 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 041.74*** 11 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 090.06*** 4 Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. 054.35*** 443 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 059.61*** 55 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 43.533*** 12,826 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 058.91*** 226 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 411.85*** 3 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 553.61*** 2,223 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 241.38*** 660 Ap. Rej. Ap. Ap. Ap. Ap. Rej. Ap. 599.62*** 20 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 279.95*** 740 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 996.44*** 381 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.

22.631*** 24,586 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 644.08*** 1,133 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 123.32*** 400 Ap. Rej. Abs. Ap. Ap. Ap. Rej. Ap. 270.70*** 18 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 246.47*** 62,700 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 741.45*** 400 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 073.97*** 80 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 326.98*** 110 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 055.54*** 1,710 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 131.35*** 76 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 047.34*** 228 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 806.63*** 85 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 031.22*** 226 Rej. Rej. Rej. Rej. Abs. Rej. Rej. Abs. 06.943*** 261,929 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 11.100*** 647,015 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 18.407*** 810,080 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.294*** 146,160 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 48.429*** 6,818 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 17.718*** 93,320 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.771*** 56,948 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 434.42*** 1,359 Ap. Ap. Ap. Ap. Ap. Ap. Rej. Ap. 575.38*** 1,648 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 507.43*** 206 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 763.37*** 240 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 007.13*** 1 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 19.244*** 3,223 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.987*** 228,752 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 18.830*** 4,645 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 08.988*** 135,200 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.989*** 144,858 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 51.482*** 45,164 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 53.574*** 443,752 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 05.839*** 8,743 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 59.193*** 8,466 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 11.311*** 279,238 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.572*** 51,863 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 97.540*** 21,700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 46.964*** 102,495 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 26.160*** 9,857 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.237*** 12,600 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 340.23*** 6 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 355.75*** 113 Ap. Ap. Abs. Ap. Ap. Ap. Ap. Ap. 359.30*** 5 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 325.10*** 103 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 07.247*** 42,619 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 61.988*** 15,729 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 29.322*** 7,129,688 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.240*** 109,015 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 32.329*** 631,990 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 35.693*** 3,767,079 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 47.705*** 5,707 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.199*** 6,068 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 14.541*** 641,917 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 23.794*** 477,904 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 64.322*** 700 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 37.113*** 65,438 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 26.311*** 41,581 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 97.540*** 7,296,219 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 09.559*** 461,211 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 592.81*** 463 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 327.20*** 566 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 007.48*** 147 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 589.91*** 1,019 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 073.72*** 1 Ap. Abs. Ap. Ap. Abs. Abs. Abs. Abs. 069.85*** 4,227 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 912.32*** 308 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 06.046*** 308,176 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 40.079*** 143,340 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 351.50*** 51 Rej. Abs. Ap. Abs. Ap. Abs. Rej. Abs. 144.02*** 970 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 168.81*** 1,133 Rej. Rej. Rej. Rej. Rej. Rej. Rej. Rej. 510.02*** 2,781 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 62.694*** 21,527 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 19.530*** 2,142 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 31.591*** 2,899 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 59.573*** 13,897,801 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 52.041*** 9,661,730 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 61.532*** 2,202,446,151 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 04.676*** 2,905,107,629 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap.

09.225*** 34,329 Abs. Abs. Abs. Abs. Abs. Abs. Abs. Abs. 39.332*** 747,712 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 39.332*** 52,844 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 61.596*** 2,669 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 21.224*** 63,081 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 380.99*** 1,472 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. 41.594*** 23,793 Ap. Ap. Ap. Ap. Ap. Ap. Ap. Ap. Extraordinary agenda Subtitle: Ap. = Approved Rej. = Rejected Abs. = Abstain Deliberations: 1) Resolve upon the “Protocol and Justification” which establishes the terms and conditions for the merger of Banco Itaucard S.A. into the Company, with the base date of December 31, 2025; 7) Amend the wording of item 9.1 of Article 9 of the Bylaws to modify the maximum number of members of the Board of Officers, so that it is now composed of five (5) to sixty (60) members; 8) Consolidate the Bylaws to reflect the amendments mentioned in the preceding items. 2) Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the specialized firm responsible for preparing the Appraisal Report on the book net worth of Banco Itaucard S.A. to be merged into the Company; 3) Resolve upon the Appraisal Report, based on the balance sheet of Banco Itaucard S.A. as of December 31, 2025; 4) Resolve upon the merger of Banco Itaucard S.A. into the Company, with no increase in the Companys capital stock, in accordance with the Protocol and Justification; 5) Authorize the Companys management members, as provided for in its Bylaws, to perform all acts and sign all documents required for the implementation and formalization of the approved resolutions; 6) Amend the wording of Article 3, caput, of the Bylaws, to reflect the new composition of the subscribed and paid-in capital, as resolved by the Board of Directors on November 27, 2025 and December 18, 2025 regarding the cancellation of shares and capital increase within the limit of the authorized capital;